Exhibit 99.3

Fourth Quarter and Full Year 2022 Financial Results and Business Update March 2, 2023

Forward Looking Statements

This presentation has been prepared by argenx se ("argenx" or the "company") for informational purposes only and not for any other purpose. Nothing contained in this presentation is, or should be construed as, a recommendation, promise or representation by the presenter or the company or any director, employee, agent, or adviser of the company. This presentation does not purport to be all-inclusive or to contain all of the information you may desire. Certain information contained in this presentation relates to or is based on studies, publications, surveys and other data obtained from third-party sources and our own internal estimates and research. While we believe these third-party studies, publications, surveys and other data to be reliable as of the date of this presentation, we have not independently verified, and make no representation as to the adequacy, fairness, accuracy or completeness of, any information obtained from third-party sources. In addition, no independent source has evaluated the reasonableness or accuracy of our internal estimates or research and no reliance should be made on any information or statements made in this presentation relating to or based on such internal estimates and research.

The contents of this presentation include statements that are, or may be deemed to be, "forward-looking statements." These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "believes," "hope," "estimates," "anticipates," "expects," "intends," "may," "will," or "should" and include statements argenx makes regarding the impact of the transition of the chief operating officer; its launch strategy to make VYVGART available in the EU, China, Canada and select other regions; the VYVGART multi-dimensional expansion strategy; its expansion through potential regulatory approvals and launches and the planned launch of SC efgartigimod, if approved; the timing of data readouts and new clinical efficacy data; the regulatory reviews and regulatory approval timing in the United States, EU and Japan for SC efgartigimod for the treatment of gMG and the long-term safety and tolerability of SC efgartigimod; the therapeutic potential of its product candidates; the intended results of its strategy and its collaboration partners', advancement of, and anticipated clinical development and regulatory milestones and plans, including the timing of planned clinical trials; and the design of future clinical trials and the timing and outcome of regulatory filings and regulatory approvals. By their nature, forward-looking statements involve risks and uncertainties and readers are cautioned that any such forward-looking statements are not guarantees of future performance. argenx's actual results may differ materially from those predicted by the forward-looking statements as a result of various important factors, including the effects of the COVID-19 pandemic, inflation and deflation and the corresponding fluctuations in interest rates; regional instability and conflicts, such as the conflict between Russia and Ukraine, argenx's expectations regarding the inherent uncertainties associated with competitive developments, preclinical and clinical trial and product development activities and regulatory approval requirements; argenx's reliance on collaborations with third parties; estimating the commercial potential of argenx's product candidates; argenx's ability to obtain and maintain protection of intellectual property for its technologies and drugs; argenx's limited operating history; and argenx's ability to obtain additional funding for operations and to complete the development and commercialization of its product candidates. A further list and description of these risks, uncertainties and other risks can be found in argenx's U.S. Securities and Exchange Commission (SEC) filings and reports, including in argenx's most recent annual report on Form 20-F filed with the SEC as well as subsequent filings and reports filed by argenx with the SEC. Given these uncertainties, the reader is advised not to place any undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. argenx undertakes no obligation to publicly update or revise the information in this press release, including any forward-looking statements, except as may be required by law.

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Entering 2023 in a Position of Strength Committed to our Patients and Supporters Rooted in Science through our IIP argenx Today Building Company We Want to Work For Global VYVGART launch $401M in product revenues in first year Driving innovation mission with an entrepreneurial spirit and commitment to a strong culture 17 Autoimmune Diseases To be under evaluation between efgartigimod and ARGX - 117 Antibody Engineering Platform 8 Programs demonstrated human proof - of - concept Enviable Immunology Pipeline 3

Solidifying FcRn Leadership with Deep Repertoire of Preclinical and Translational Data 2022: Strengthened Efgartigimod Data Story 0 - 30 - 60 Baseline 1 2 3 4 5 6 7 8 10 Mean I gG reduction % IgG reduction (%) in all ADAPT - SC and ADAPT participants LS - Mean Platelet Count Change From Baseline (x10 9 /L) - 20 0 20 40 0 12 24 Week VYVGART PLACEBO Clear Clinical Benefit in ITP SC Noninferiority to IV Broadened Safety Database >1,300 clinical study subjects Cyclic and chronic dosing Cumulative exposure of >1,000 patient years TEAEs consistent across >4 indications; typically mild to moderate

2022 : Broadened Scope of Efgartigimod Safety Database 1. Ulrichts P, et al. J Clin Invest . 2018;128(10):4372 - 4386. doi : 10.1172/JCI97911. Scope of Safety Database >1,300 clinical study subjects Molecular design yields unique interaction with FcRn and differentiated safety profile Post - marketing data confirm positive benefit/risk profile as established in clinical trials No reduction in albumin levels; no increase in lipid levels Cumulative exposure of >1,000 patient years Different dosing regimens (up to 19 cycles of 4 weekly doses; up to 2 years of weekly dosing) TEAEs consistent across >4 indications; typically mild to moderate Low discontinuation rates due to side effects in clinical studies to date 1 2 3

Reach more patients with VYVGART globally Pioneer FcRn class of medicines Broaden immunology pipeline Build out innovation ecosystem commercial clinical clinical discovery 2023: Key Drivers of our Path to Profitability a nd ‘argenx 2025’

Pipeline Growth Driven By Immunology Innovation Program


CLINICAL DEVELOPMENT
argenx
ANTIBODY ENGINEERING
LEADING
TRANSLATIONAL
BIOLOGY LABS

Internal Value Creation Strategy

FIRST IN CLASS | UNIQUE DESIGN | MULTIPLE INDICATIONS

- Efgartigimod
- ARGX-117
- ARGX-119

External Value Creation Strategy

- ARGX-118
- Staten (ARGX-116)
- AgoMAb (ARGX-114)
- Dualyx
- OncoVerity (Cusatuzumab)
- ARGX-109
- LEO (ARGX-112)
- AbbVie (ARGX-115)

argenx

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Positioned for a Catalyst-Rich 2023

Commercial

VYVGART gMG Approval in China	YE 2023
VYVGART gMG Approval in Canada	3Q 2023
VYVGART gMG Launch in France, UK, Italy	YE 2023
SC efgartigimod gMG Approval in US	June 20, 2023
SC efgartigimod gMG Approval in EU	4Q 2023
SC efgartigimod gMG Submission in Japan	1Q 2023
VYVGART ITP Submission in Japan	Mid-2023

Clinical

Efgartigimod

- ADHERE data in CIDP — **2Q 2023**
- ADDRESS data in Pemphigus — **2H 2023**
- ADVANCE (SC) data in ITP — **2H 2023**
- POC data in Post-COVID POTS — **4Q 2023**
- Initiate registrational trial in TED — **4Q 2023**
- Initiate POC studies in ANCA and AMR — **4Q 2023**

Additional pipeline

- ARGX-117: ARDA MMN interim results — **Mid-2023**
- ARGX-117: Initiate DGF POC study — **2H 2023**
- ARGX-119: Initiate Phase 1 study — **1Q 2023**

Quarterly Product Sales 2022 Vyvgart Net Sales (in millions of $) Q1 Q2 Q3 Q4 FY 22 US 21.2 73.2 124.1 159.1 377.6 Japan - 1.5 6. 0 8.3 15.8 Europe - - 0.6 5.1 5.7 Other* - 0.1 0.6 0.9 1 . 6 Total 21.2 74.8 131. 3 173.4 400 . 7 Full Year revenue of $401M in first year of launch * The product net sales relate to sales made outside of US, Japan and Europe and relates to named patient sales made with the US label.

Three months ended Twelve months ended December 31 December 31 (in millions of $) 2022 2021 2022 2021 Product net sales 173 . 4 - 400 . 7 - Collaboration revenue and other 8.7 33.7 44 . 6 539.4 Total operating income 1 82 . 1 33.7 445 . 3 539.4 Cost of sales (12 . 8) - (29 . 4) - R&D expenses (147 . 8) (167.2) (663 . 4) (580.5) SG&A expenses (135 . 3) (97.4) (472 . 1) (307.6) Loss from investment in joint venture (0.7) - (0.7) - Total operating expenses (296 . 5) (264.6) (1,165 . 6) (888.2) Other (expenses) / income 75 . 8 (6.9) 10 . 7 (59.5) (Loss) for the period ( 38 . 6 ) (237.8) ( 709 . 6 ) (408.3) Fourth Quarter 2022 Financial Results  Cash of $ 2 .2B at December 31 2022 Other income / (expenses) includes financial income / (expenses), exchange gains / (losses) and tax Cash reflects cash, cash equivalents and current financial assets.

2022: Transformed into an Integrated Immunology Company VYVGART launched in U.S., Japan & Germany Enabled appropriate access through value - based agreements 90% US POLICIES FAVORABLE Built scalable global supply chain LARGE SCALE CAPACITY TO HANDLE DEMAND Rapid HCP adoption 90% of KEY TARGETS REACHED in 2022 SUBMISSIONS IN 10+ COUNTRIES $21M $75M $131M $ 175M 1Q 2Q 3Q 4Q global product revenues in Year 1 More than 3,000 patients on VYVGART®

Reach More Patients with VYVGART Globally Geographic expansion Launch SC product offering Drive usage in earlier line patients Reach more patients with VYVGART globally commercial File for ITP in Japan Ongoing studies in new indications DRIVE GROWTH IN NEW PATIENT SEGMENTS DRIVE MULTI - DIMENSIONAL EXPANSION IN gMG

Our mission continues… Humility Innovation Excellence Co - Creation Empowerment

Lead with Compassion for our Patients Drive Impact Through Innovation Pioneer with Our Science Build the Company We Want to Work For argenx 2025: A Leading, Sustainable Immunology Company …and gMG is just the beginning